Filed Pursuant to Rule 433

Registration Nos. 333-171055-01

333-171055-02

333-171055-03

Citibank Credit Card Issuance Trust

Final Term Sheet dated May 22, 2013

$750,000,000 Floating Rate Class 2013-A2 Notes of May 2018

(Legal Maturity Date May 2020)

The issuance trust proposes to issue and sell Class 2013-A2 Notes of the Citiseries pursuant to the base prospectus (the “prospectus”) dated April 29, 2013, as supplemented. The offered Class A Notes will have substantially the same terms and underwriting arrangements as the Class 2013-A1 Notes described in the prospectus supplement dated April 29, 2013 (the “prior prospectus supplement”), to the extent not otherwise different from the terms set forth below:

Issuing Entity:	Citibank Credit Card Issuance Trust

Principal Amount:	$750,000,000

Initial Nominal Liquidation Amount:	Principal Amount

Interest Rate:	One-month LIBOR plus 0.28% per annum. For the initial interest period, LIBOR will be interpolated between one-month and two-month LIBOR

Expected Principal Payment Date:	May 24, 2018

Legal Maturity Date:	May 26, 2020

Expected Issuance Date:	May 30, 2013

Date Interest Begins to Accrue:	Issuance Date

Interest Payment Dates:	24th day of each month, beginning July 2013; provided, however, that if an event of default or early redemption event occurs with respect to these Class A notes, or if these Class A notes are not paid in full on the expected principal payment date, the issuance trust will begin making principal and interest payments on the 24th day of every month

Price to Public:	$750,000,000 (or 100.00%)

Underwriting Discount:	$2,062,500 (or 0.275%)

Proceeds to Issuance Trust:	$747,937,500 (or 99.725%)

Underwriters and Allocations:	Citigroup, $150,000,000

BofA Merrill Lynch, $150,000,000

Barclays, $150,000,000

Credit Suisse, $150,000,000

RBS, $150,000,000

Underwriters’ Concession:	0.165%

Reallowance Concession:	0.099%

Monthly Accumulation Amount:	An amount equal to one twelfth of the initial dollar principal amount of these Class A notes

Maximum Class B Note Subordination:	An amount equal to 5.98291% of the initial dollar principal amount of these Class A notes

Maximum Class C Note Subordination:	An amount equal to 7.97721% of the initial dollar principal amount of these Class A notes

No Listing:	These Class A notes will not be listed on any stock exchange.

Minimum Denomination:	$100,000 and multiples of $1,000 in excess of that amount

Outstanding Notes of the Citiseries:	As of May 22, 2013, there were 32 subclasses of notes of the Citiseries outstanding, with an aggregate outstanding principal amount of $21,838,931,344, consisting of:

Class A notes $18,490,931,344

Class B notes $1,122,000,000

Class C notes $2,226,000,000

In addition, on May 30, 2013 the issuance trust expects to issue $90,000,000 aggregate principal amount of Floating Rate Class 2013-B3 Notes of May 2014 (Legal Maturity Date May 2016) and $120,000,000 aggregate principal amount of Floating Rate Class 2013-C3 Notes of May 2014 (Legal Maturity Date May 2016).

As of May 22, 2013, the weighted average interest rate payable by the issuance trust in respect of the outstanding subclasses of notes of the Citiseries was 2.07% per annum, consisting of:

Class A notes 2.22% per annum

Class B notes 0.58% per annum

Class C notes 1.58% per annum

Form 10-D Monthly Distribution Reports	Beginning with the May 2013 due period, system enhancements will provide management with new financial reporting on trust data that will impact the allocation of the total receivable balances between Principal Receivables and Finance Charges Receivables reported on the monthly 10-D. The impact of the adjustment will result in an increase in the amount of total Finance Charge Receivables and a corresponding decrease in the amount of total Principal Receivables reported on the monthly 10-D. Had this system enhancement been in place for the March Due Period, it would have resulted in an increase of approximately $345 million in the amount of total Finance Charge Receivables reported in the April, 2013 10-D (and a corresponding decrease in the amount of total Principal Receivables reported in that 10-D), which approximates the difference between the amount of Finance Charge Receivables reported in the CCCIT 8-K filed with the SEC on April 17, 2013 ($408.9 Million) and the amount of total Finance Charge Receivables reported in the April, 2013 10-D ($63.9 Million).

The aforementioned enhancements and resulting changes had no material impact on the current or past portfolio performance or characteristics of the Citibank Credit Card Master Trust I.

The issuance trust has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the prior prospectus supplement and other documents the issuance trust has filed with the SEC for more complete information about the issuance trust and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. The file number of the issuance trust’s registration statement is 333-171055. Alternatively, the issuance trust, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus and the prior prospectus supplement if you request it by calling 605-331-1567, which you may call collect.

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